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                           EXHIBIT 12

     COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

                   For Year Ended December 31, 1998

                    (Dollar Amounts in Thousands)



                                        West Penn Power Company

Earnings:
     Net Income                                   $112,620*
     Fixed charges (see below)                      70,274
     Income taxes                                   64,509*

     Total earnings                               $247,403*


Fixed Charges:
     Interest on long-term debt                   $ 61,727
     Other interest                                  5,913
     Estimated interest
       component of rentals                          2,634

     Total fixed charges                          $ 70,274


Ratio of Earnings to
  Fixed Charges                                       3.52

__________

*Excludes the effect of the extraordinary charge.